September 16, 2010

Ms. Alicia Borst Derrah
Chief Financial Officer
MAN-AHL Diversified I, L.P.
123 North Wacker Drive, 28th Floor
Chicago, Illinois 60606

> **Re:** **MAN-AHL Diversified I, L.P.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed on March 31, 2010**
> **File No. 000-53043**

Dear Ms. Alicia Borst Derrah:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Cicely LaMothe
Branch Chief